FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
August 20, 2009
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Financial Results for the Second Fiscal Quarter Ended June 30, 2009.
Signature
EX-99.1

Financial Results for the Second Fiscal Quarter Ended June 30, 2009.
Total net revenues for the second quarter of 2009 were $321.0 million, an increase of 1.7% from $315.7 million in the first quarter of 2009.
Total net revenues from the investee companies of GSF were $15.3 million in the second quarter of 2009 compared with $100.5 million in the first quarter. Sales to the investee companies of GSF were conducted under terms comparable to those with unrelated parties, and the revenue and profit related to the sales activities during the second quarter of 2009 were fully recognized during the same period.
For the second quarter of 2009, gross profit was $59.7 million and gross margin was 18.6% compared to gross profit of $56.3 million and gross margin of 17.8% in the first quarter of 2009. The increase in gross profit was primarily due to Suntech’s silicon wafer cost and total cost structure falling faster than sales price in the second quarter of 2009.
Operating expenses for the second quarter of 2009 were $38.6 million compared to $35.1 million in the first quarter of 2009. The increase was primarily due to additional hires to improve sales and marketing efforts and a bad debt provision.
Income from operations was $21.1 million for the second quarter of 2009, which was flat with the first quarter of 2009.
Net interest expense was $24.3 million in the second quarter of 2009 compared to net interest expense of $21.6 million in the first quarter of 2009. Net interest expense in the second quarter of 2009 includes $11.6 million of non-cash interest expenses of which $10.3 million was related to the adoption of FASB Staff Position No APB14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”).
Foreign currency exchange gain was $17.5 million in the second quarter of 2009 compared to a loss of $6.2 million in the first quarter of 2009. The foreign currency gain in the second quarter was primarily related to the appreciation of the Euro versus the USD.
Net other expense was $2.5 million in the second quarter of 2009, compared with $12.6 million of net other income in the first quarter of 2009. The net other income in the first quarter of 2009 was mainly due to $9.3 million in gains from repurchases of the 2012 convertible senior notes and $3.2 million in gains from mark-to-market valuation of foreign exchange forward contracts. The net other expense in the second quarter was primarily due to a loss from mark-to-market valuation of foreign exchange forward contracts.
Net income attributable to holders of ordinary shares for the second quarter of 2009 was $10.0 million, or $0.06 per diluted ADS compared to a net income of $1.8 million, or $0.01 per diluted ADS, in the first quarter of 2009.

In the second quarter of 2009, the major non-cash related expenses were share-based compensation charges of $4.2 million; $11.6 million of non-cash interest expenses; and depreciation and amortization expenses of $14.4 million.
In the second quarter of 2009, capital expenditures, which were primarily for the construction of the thin film production facilities in Shanghai, and to retrofit existing production capacity to enable production of PV modules based on our high efficiency Pluto technology, totaled $20.9 million.
Cash and cash equivalents increased to $760.5 million as of June 30, 2009 from $406.0 million as of March 31, 2009. The increase was primarily due to the follow-on public offering of 23 million ADSs during the quarter from which we received aggregate net proceeds of $277.7 million and an increase in long term bank borrowings due to a syndicated loan of $120 million from the China Development Bank.
Accounts receivable was $292.1 million as of June 30, 2009, compared with $265.4 million as of March 31, 2009. The increase was primarily due to an increase in credit terms in line with industry trends.
Accounts receivable due from investee companies of GSF was $108.4 million as of June 30, 2009, compared with $104.9 million as of March 31, 2009.

This report on Form 6-K and Exhibit 99.1 attached hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-159378) dated May 21, 2009.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Dr. Zhengrong Shi
Name:	Dr. Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: August 21, 2009